SIDLEY AUSTIN llp 787 Seventh Avenue New York, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG houston LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
Founded 1866

December 19, 2012

VIA EDGAR

Mr. John Ganley Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Post-Effective Amendment No. 257 to the Registration Statement on Form N-1A of BlackRock FundsSM (the “Trust”) relating to BlackRock Global Long/Short Equity Fund

Dear Mr. Ganley:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 257 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to BlackRock Global Long/Short Equity Fund (the “Fund”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective immediately upon filing.

The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement. We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 10, 2012 regarding the Trust’s Post-Effective Amendment No. 236 to its Registration Statement filed with the Commission on October 5, 2012 for the purpose of registering a new series of the Trust. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Sidley Austin (ny) llp is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

December 19, 2012

Prospectus: Fee Table

Comment 1: Please provide a completed Fee Table and Expense Example to the Staff prior to making a filing pursuant to Rule 485(b) for the Fund.

Response: A completed fee table and expense example were provided supplementally to the Staff on December 17, 2012.

Comment 2: Will the “Other Expenses” line item in the Fee Table include dividends paid on short sales? If so, consider including a footnote to the table explaining this.

Response: The Fund confirms that “Other Expenses” will include dividends paid on short sales; however, as the Fund intends to maintain long and short positions through the use of swap agreements and other derivative instruments, it does not expect to have significant dividends on short sales and does not believe it needs additional disclosure regarding such dividends on short sales in the Fee Table at this time. The Fund will consider adding a separate line item (or footnote) in the future if it believes it is appropriate at that time.

Prospectus: Principal Investment Strategies of the Fund

Comment 3: In “Principal Investment Strategies of the Fund”, it states that the Fund invests “at least 80% of its total assets in equity instruments and related derivative instruments….” Please confirm to the Staff or disclose in the prospectus that derivatives included in the 80% bucket will have economic characteristics similar to equity securities, as required by Rule 35d-1, the “names rule”.

Response: The Fund confirms that the derivatives included in the Fund’s 80% bucket will have economic characteristics similar to equity securities, as required by Rule 35d-1.

The Fund notes that the adopting release for Rule 35d-1 states that compliance with the 80% requirement may be achieved through the use of certain synthetic instruments, such as derivatives. See Investment Company Names, Investment Company Act Release No. 24828 (January 17, 2001). Note 13 of such release states:

“The language of the proposal would have required an investment company with a name that suggests that the company focuses its investments in a particular type of security to invest at least 80% of its assets in the indicated securities. Proposed rule 35d-1(a)(2). We have modified this language to require that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments. Rule 35d-1(a)(2). In appropriate circumstances, this would permit an

December 19, 2012

investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”

Comment 4: Please explain how derivatives are counted for purposes of the 80% test, including whether any cover or margin will be counted towards the 80%.

Response: As currently disclosed, the Fund intends to invest at least 80% of its total assets in equity instruments and related derivative instruments issued by, or tied economically to, companies located in developed markets.

The Fund expects that a significant portion of its exposure to companies in developed markets will be gained through the use of swaps. In a typical swap agreement, two parties agree to exchange the returns (or differentials in rates of returns) earned or realized on a particular predetermined investment. The gross returns exchanged between the parties are generally calculated with respect to “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested in a particular underlying asset. Through the use of derivatives, the Fund may obtain a return that is the economic equivalent to the return that would have been obtained from a direct investment of the notional amount of the instrument underlying the swap.

To the extent the Fund engages in swaps or other derivative transactions to acquire exposure for a potential investment that it could otherwise acquire directly, the Fund’s decision will reflect a determination that it is more efficient and cost effective to acquire the investment derivatively. The Fund will acquire equivalent investment exposure whether it invests through the use of derivative transactions or directly in the reference assets, and submits that the use of derivatives in this context is entirely consistent with the Fund’s investment policies and with the use of “equity” in its name.

For the reasons discussed above, the Fund believes that the notional amount of the swap reflects the Fund’s true exposure to the underlying equity instruments for purposes of the 80% test.

Any assets deposited as margin to cover derivative instruments are an essential and integral part of the Fund's investments and will be treated the same as the reference asset to which the derivative instrument relates for purposes of calculating the Fund's compliance with its 80% test.

December 19, 2012

Prospectus: Principal Investment Strategies

Comment 5: Please explain how the asset coverage for derivatives is calculated, including for credit default swaps and total return swaps, if such instruments will be utilized by the Fund.

Response: As currently disclosed, the Fund intends to use derivative instruments, including total return swaps. The Fund intends to value derivatives using the fair market value, which will either be the mark to market value or the fair value determined by the Fund’s investment adviser in accordance with procedures approved by the Trust’s Board of Trustees. The Fund will maintain an appropriate amount of asset coverage and acknowledges that the Commission may, in the future, issue additional guidance regarding total return swaps, and such guidance may impact the asset coverage requirements and could adversely affect the Fund’s use of total return swaps and derivatives in general.

Comment 6: Please include in the “Fund Overview” section, more detail about the Fund’s strategy in choosing stocks for long and short positions. There is a discussion of this in “Details about the Fund” and a summary version should be included in the “Fund Overview”.

Response: We have added the following sentence immediately prior to the last sentence of the second paragraph under “Principal Investment Strategies of the Fund” in the “Fund Overview” section: “The Fund looks to identify overvalued, undervalued or mispriced stocks and other equity instruments through proprietary ranking techniques.”

Comment 7: Disclose the amount of long and short positions the Fund will hold; in other words, please disclose the maximum exposure on each side.

Response: Currently, it is anticipated that the Fund’s aggregate long exposure will not exceed 145% of its net assets; however, this exposure may change from time to time due to market conditions and other factors. The Fund has imposed no limitation on its exposure to short positions. However, as disclosed in the Fund’s prospectus, the Fund intends to maintain an overall long position in its portfolio investments. The Fund believes that its current disclosure is consistent with disclosure provided by other long/short funds. In light of the potential variations in its aggregate long positions, the Fund does not believe that additional disclosure is appropriate.

December 19, 2012

Prospectus: Principal Risks of Investing in the Fund

Comment 8: Consider adding counterparty risk to the derivative risk disclosure in the “Fund Overview” section.

Response: The second sentence in the current “Derivatives Risk” disclosure in the “Fund Overview” section of the Prospectus includes the following, which the Trust believes addresses the Staff’s comment: “Derivatives are also subject to counterparty risk, which is the risk that the other party in the transaction will not fulfill its contractual obligation.”

* * * * * * * * * *

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

Please do not hesitate to contact me at (212) 839-5583 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Ellen W. Harris

Ellen W. Harris

cc:	Benjamin Archibald
Gregory Daddario
John A. MacKinnon